

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

December 23, 2008

<u>Via Mail and Facsimile</u>

John H. Dietrich
Vice President and Chief Financial Officer
Sunopta Inc.
2838 Bovaird Drive West
Brampton, Ontario, Canada L7A 0H2

> **RE: Sunopta Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 000-09989**

Dear Mr. Dietrich:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Lyn Shenk
Branch Chief